Exhibit 77D - First Investors Life Series Cash Management Fund
(a series of First Investors Life Series Funds)

For the period ended June 30, 2010

During the period covered by this report, the Board of Trustees of First Investors Life Series Cash Management Fund (the "Fund"), a series of First Investors Life Series Funds, approved certain changes to the Fund's Rule 2a-7 Policies and Procedures in order to comply with recent amendments to Rule 2a-7 under the Investment Company Act of 1940. Among other things, the Board adopted policies requiring the Fund to maintain a dollar-weighted average portfolio maturity of 60 calendar days or less and a dollar-weighted average life maturity of 120 calendar days or less, to refrain from investing more than 5% of its total assets in illiquid securities, to have at least 10% of its total assets in cash (including demand deposits), U.S. Treasury securities, or securities (including repurchase agreements) that convert to cash within one day and to have at least 30% of its total assets in cash (including demand deposits), U.S. Treasury securities, certain other government securities with remaining maturities of 60 days or less, or securities that convert into cash within five business days.